---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 1 of 10
---------------------                                              -------------

                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                 Amendment No.2

                                Corel Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Shares, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   21868Q 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          Vector Capital Partners II, L.L.C., Vector Capital II, L.P.,
                          Vector Member Fund II, L.P.,
          Vector Entrepreneur Fund II, L.P., Vector CC Holdings, L.L.C.
                               c/o Vector Capital
                        456 Montgomery Street, 19th Floor
                         San Francisco, California 94104
                              Attn: Chris Nicholson

                                 with a copy to:
                                 Darren Sukonick
                                    Torys LLP
                         Suite 3000, Maritime Life Tower
                      P.O. Box 270, Toronto-Dominion Centre
                                Toronto, Ontario
                                     M5K 1N2
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 6, 2003
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 21868Q 10 9                                              Page 2 of 10
---------------------                                              -------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vector Capital Partners II, L.L.C.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
                            -0-

                            ----------------------------------------------------
                        8   SHARED VOTING POWER
                            22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

   NUMBER OF                As of June 10, 2003,  the  Reporting  Person did not
    SHARES                  own  any  common  shares  of  the  Issuer.  However,
 BENEFICIALLY               pursuant to Rule 13d-3 under the Securities Exchange
   OWNED BY                 Act of 1934, as amended, Vector CC Holdings,  L.L.C.
     EACH                   may be deemed to beneficially own 22,890,000  common
   REPORTING                shares of the  Issuer,  all of which is  subject  to
    PERSON                  issuance  upon  conversion of the Series A preferred
     WITH                   shares of the Issuer acquired by Vector CC Holdings,
                            L.L.C. pursuant to the purchase agreement between Vector CC Holdings, L.L.C. and Microsoft Licensing,
                            Inc. dated March 7, 2003.

                            ----------------------------------------------------
                        9   SOLE DISPOSITIVE POWER
                            -0-

                            ----------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.95% assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 3 of 10
---------------------                                              -------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Vector Capital II, L.P.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
                            -0-

                            ----------------------------------------------------
                        8   SHARED VOTING POWER
                            22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

   NUMBER OF                As of June 10, 2003,  the  Reporting  Person did not
    SHARES                  own  any  common  shares  of  the  Issuer.  However,
 BENEFICIALLY               pursuant to Rule 13d-3 under the Securities Exchange
   OWNED BY                 Act of 1934, as amended, Vector CC Holdings,  L.L.C.
     EACH                   may be deemed to beneficially own 22,890,000  common
   REPORTING                shares of the  Issuer,  all of which is  subject  to
    PERSON                  issuance  upon  conversion of the Series A preferred
     WITH                   shares of the Issuer acquired by Vector CC Holdings,
                            L.L.C. pursuant to the purchase agreement between Vector CC Holdings, L.L.C. and Microsoft Licensing,
                            Inc. dated March 7, 2003.

                            ----------------------------------------------------
                        9   SOLE DISPOSITIVE POWER
                            -0-

                            ----------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.95% assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 4 of 10
---------------------                                              -------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Vector Member Fund II, L.P.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
                            -0-

                            ----------------------------------------------------
                        8   SHARED VOTING POWER
                            22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

   NUMBER OF                As of June 10, 2003,  the  Reporting  Person did not
    SHARES                  own  any  common  shares  of  the  Issuer.  However,
 BENEFICIALLY               pursuant to Rule 13d-3 under the Securities Exchange
   OWNED BY                 Act of 1934, as amended, Vector CC Holdings,  L.L.C.
     EACH                   may be deemed to beneficially own 22,890,000  common
   REPORTING                shares of the  Issuer,  all of which is  subject  to
    PERSON                  issuance  upon  conversion of the Series A preferred
     WITH                   shares of the Issuer acquired by Vector CC Holdings,
                            L.L.C. pursuant to the purchase agreement between Vector CC Holdings, L.L.C. and Microsoft Licensing,
                            Inc. dated March 7, 2003.

                            ----------------------------------------------------
                        9   SOLE DISPOSITIVE POWER
                            -0-

                            ----------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.95% assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 5 of 10
---------------------                                              -------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Vector Entrepreneur Fund II, L.P.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
                            -0-

                            ----------------------------------------------------
                        8   SHARED VOTING POWER
                            22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

   NUMBER OF                As of June 10, 2003,  the  Reporting  Person did not
    SHARES                  own  any  common  shares  of  the  Issuer.  However,
 BENEFICIALLY               pursuant to Rule 13d-3 under the Securities Exchange
   OWNED BY                 Act of 1934, as amended, Vector CC Holdings,  L.L.C.
     EACH                   may be deemed to beneficially own 22,890,000  common
   REPORTING                shares of the  Issuer,  all of which is  subject  to
    PERSON                  issuance  upon  conversion of the Series A preferred
     WITH                   shares of the Issuer acquired by Vector CC Holdings,
                            L.L.C. pursuant to the purchase agreement between Vector CC Holdings, L.L.C. and Microsoft Licensing,
                            Inc. dated March 7, 2003.

                            ----------------------------------------------------
                        9   SOLE DISPOSITIVE POWER
                            -0-

                            ----------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.95% assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

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CUSIP No. 21868Q 10 9                                              Page 6 of 10
---------------------                                              -------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Vector CC Holdings, L.L.C.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
                            -0-

                            ----------------------------------------------------
                        8   SHARED VOTING POWER
                            22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

   NUMBER OF                As of June 10, 2003,  the  Reporting  Person did not
    SHARES                  own  any  common  shares  of  the  Issuer.  However,
 BENEFICIALLY               pursuant to Rule 13d-3 under the Securities Exchange
   OWNED BY                 Act of 1934, as amended, Vector CC Holdings,  L.L.C.
     EACH                   may be deemed to beneficially own 22,890,000  common
   REPORTING                shares of the  Issuer,  all of which is  subject  to
    PERSON                  issuance  upon  conversion of the Series A preferred
     WITH                   shares of the Issuer acquired by Vector CC Holdings,
                            L.L.C. pursuant to the purchase agreement between Vector CC Holdings, L.L.C. and Microsoft Licensing,
                            Inc. dated March 7, 2003.

                            ----------------------------------------------------
                        9   SOLE DISPOSITIVE POWER
                            -0-

                            ----------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,890,000 common shares of the Issuer, assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.95% assuming conversion of the 22,890,000 Series A preferred shares of the Issuer acquired

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 7 of 10
---------------------                                              -------------

      This Amendment No. 2, dated June 10, 2003, is filed jointly by Vector Capital Partners II, L.L.C., a Delaware limited liability company ("Vector Capital Partners II"), Vector Capital II, L.P., a Delaware limited partnership ("Vector Capital II LP"), Vector Member Fund II, L.P., a Delaware limited partnership ("Vector Member Fund II"), Vector Entrepreneur Fund II, L.P., Delaware limited partnership ("Vector Entrepreneur Fund") and Vector CC Holdings, L.L.C., a Delaware limited liability company ("Vector CC Holdings" and, together with Vector Capital Partners II, Vector Capital II LP, Vector Member Fund II and Vector Entrepreneur Fund II, the "Reporting Persons"). Capitalized terms used in this Amendment but not defined will have the meanings given to those terms in the Schedule 13D dated March 17, 2003, filed by the Reporting Persons (the "Initial Schedule 13D") and Amendment No. 1 dated March 26, 2003 filed by the Reporting Persons ("Amendment No. 1" and together with the Initial Schedule 13D, the "Schedule 13D"). This Amendment hereby amends and supplements the Schedule 13D. All items not described in this Amendment remain as previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

      Item 3 is hereby amended and supplemented by adding the following:

      The total amount of funds required to complete the Acquisition (as defined in Item 4 below) is estimated to be approximately $100,000,000. Approximately $60,000,000 of those funds will be obtained from a combination of (1) Vector Capital II LP, Vector Member Fund II and Vector Entrepreneur Fund II, (2) other investors in Vector funds or other affiliates and (3) debt financing. The funds to be provided by Vector Capital II LP, Vector Member Fund II and Vector Entrepreneur Fund II will come from existing resources. The remaining funds are currently held by the Issuer and will be accessed in conjunction with the Acquisition.

Item 4. Purpose of Transaction

      Item 4 is hereby amended and supplemented by adding the following:

      On June 6, 2003, the Reporting Persons and the Issuer issued a joint press release announcing that the Issuer and Corel Holdings, L.P., a Delaware limited partnership ("AcquisitionCo") and Vector CC Acquisitions Inc., a corporation incorporated under the laws of the Province of Ontario ("BuyerCo") had entered into an Acquisition Agreement, dated as of June 6, 2003 (the "Acquisition Agreement"), pursuant to which AcquisitionCo, BuyerCo and the Issuer will become bound by a statutory arrangement (the "Acquisition"). Pursuant to the Acquisition, each common share, no par value per share, of the Issuer ("Common Share") issued and outstanding at the effective time of the Acquisition (other than the Common Shares held by the Reporting Persons or their affiliates) will be converted into (1) one new Series B Preferred Share of the Issuer ("Series B Share") and (2) one new common share of the Issuer ("New Common Share"). Upon the closing of the Acquisition, (i) each Series B Share will be transferred to AcquisitionCo and (ii) each New Common Share will be transferred to BuyerCo, in exchange for total cash consideration of $1.05.

      The Acquisition Agreement contains mutual representations and warranties, as

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 8 of 10
---------------------                                              -------------

well as customary covenants (including with respect to the operation of the Issuer prior to consummation of the Acquisition) and conditions to the parties' obligations to consummate the Acquisition, including the mailing of a notice of a special meeting of the securityholders of the Issuer and accompanying management information circular of the Issuer to its securityholders.

      Immediately after consummation of the Acquisition, Common Shares (i) will be delisted from The Nasdaq National Market (on which they currently trade under the symbol "CORL") and from the Toronto Stock Exchange (on which they currently trade under the symbol "COR"), (ii) will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended, and (iii) will no longer be publicly traded.

      Pursuant to the Acquisition Agreement, from and after the effective time of the Acquisition, the Reporting Persons will implement changes to the board of directors of the Issuer and changes to the articles of incorporation and bylaws appropriate for a private company.

      A copy of the Acquisition Agreement and the joint press release issued by the Reporting Persons and the Issuer, each dated June 6, 2003, are attached hereto as Exhibits 4 and 5 respectively, and are hereby incorporated herein by reference, and the description herein of those documents are qualified in their respective entireties by reference to such documents.

      Except as set out in this Amendment or in the Acquisition Agreement, or otherwise relating to the Acquisition, none of the Reporting Persons nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has any plan or proposal which relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

      Item 6 is hereby amended and supplemented by adding the following:

      The information contained in Item 6 of the Schedule 13D is hereby amended by reference to the information set out in Item 4 and Item 5 of this Amendment, which is hereby incorporated by reference in this Item 6.

      Except as set out in this Amendment, the Schedule 13D, the Acquisition Agreement, or in connection with the Acquisition or publicly disclosed in the Issuer's filings with the U.S. Securities and Exchange Commission, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any director, executive officer or controlling person of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies relating to the Issuer or any securities of the Issuer.

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 9 of 10
---------------------                                              -------------

Item 7. Material to be Filed as Exhibits

      1. Joint Filing Agreement dated March 17, 2003 among Vector Capital Partners II, L.L.C., Vector Capital II, L.P., Vector Member Fund II, L.P., Vector Entrepreneur Fund II, L.P. and Vector CC Holdings, L.L.C. relating to the filing of a joint statement on Schedule 13D (incorporated by reference to Exhibit 1 to the Initial Schedule
            13D).

      2. Purchase Agreement dated March 7, 2003, between Microsoft Licensing, Inc. and Vector CC Holdings, L.L.C. (incorporated by reference to
            Exhibit 2 to the Initial Schedule 13D).

      3. Nondisclosure and Standstill Agreement by and among Corel Corporation, Vector CC Holdings, L.L.C. and Vector Capital Corporation dated March 24, 2003. (incorporated by reference to
            Exhibit 3 to Amendment No. 1).

      4. Acquisition Agreement between Corel Holdings, L.P. and Vector Acquisitions Inc. and Corel Corporation, dated as of June 6, 2003.

      5. Press Release dated June 6, 2003 issued the Issuer and Vector Capital Corporation.

---------------------                                              -------------
CUSIP No. 21868Q 10 9                                              Page 10 of 10
---------------------                                              -------------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  June 10, 2003
                                        VECTOR CC HOLDINGS, L.L.C.
                                        By: Vector Capital Partners II, L.L.C.,
                                        its Managing Member

                                        By: /s/ Alexander R. Slusky
                                            ------------------------------------
                                            Name:  Alexander R. Slusky
                                            Title: Managing Member

                                        VECTOR CAPITAL PARTNERS II, L.L.C.

                                        By: /s/ Alexander R. Slusky
                                            ------------------------------------
                                            Name:  Alexander R. Slusky
                                            Title: Managing Member

                                        VECTOR CAPITAL II, L.P.
                                        By: Vector Capital Partners II, L.L.C.,
                                        its General Partner

                                        By: /s/ Alexander R. Slusky
                                            ------------------------------------
                                            Name:  Alexander R. Slusky
                                            Title: Managing Member


                                        VECTOR MEMBER FUND II, L.P.
                                        By: Vector Capital Partners II, L.L.C.,
                                        its General Partner

                                        By: /s/ Alexander R. Slusky
                                            ------------------------------------
                                            Name:  Alexander R. Slusky
                                            Title: Managing Member

                                        VECTOR ENTREPRENEUR FUND II, L.P.
                                        By: Vector Capital Partners II, L.L.C.,
                                        its General Partner

                                        By: /s/ Alexander R. Slusky
                                            ------------------------------------
                                            Name:  Alexander R. Slusky
                                            Title: Managing Member